

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

July 2, 2009

Via International Mail

Liping Deng
Chief Executive Officer and President
China Agri-Business, Inc.
Finance Plaza, 9th Floor, Hi-Tech Road No. 42
Hi-Tech Industrial Development Zone
Xi-An, China 710068

> **Re:**   **China Agri-Business, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 13, 2009**
> **File No. 333-157346**

Dear Mr. Deng:

We have reviewed your responses to the comments in our letter dated April 27, 2009 and have the following additional comments.

General

1. In your response letter dated June 16, 2009, you state that the company does not consider the Xinsheng trustees to be affiliates of the company. However, your response letter dated April 13, 2009 states that the trustees are affiliates and excludes their shares from the public float. Similarly, we note that the Xinsheng shares are not reflected in the public float disclosed on the cover of your Form 10-K filed on March 31, 2009. Please explain the inconsistency between (i) the 2009 10-K and April 13 response letter and (ii) your June 16 letter. To the extent, that you believe, as stated in your response letter, that the public float calculation should differ for purposes of Rule 415 and that the Xinsheng trustees are not affiliates, please provide a detailed legal analysis in support of each conclusion.

2. We note your responses to prior comments 1-10 and may have further additional comments in the future.

<u>Currency, Exchange Rate, "China" and Other References, page 2</u>

3. Please update the conversion rate provided here and throughout the document to represent a more current rate of exchange.

<u>Financial Summary, page 3</u>

4. Please update this section, and elsewhere throughout the filing, as appropriate, to reflect your interim financial statements as of March 31, 2009.

<u>Description of Private Placement of Convertible Notes and Warrants, page 4</u>

5. In your next amendment, please disclose the date on which liquidated damages began to accrue. Please also quantify the amount of damages paid or accrued as of the most recent date practicable.

6. Please specify whether the liquidated damages provision in the registration rights agreement provides for payments to both the note and warrant holders or only to the note holders.

<u>We Rely On A Contractual Arrangement…, page 5</u>

7. We note your response to prior comment 17 and reissue. Please revise to identify the contractual arrangement with Xinsheng to which you refer. It is unclear whether you are referring solely to the Management Entrustment Agreement.

8. Also, it is unclear whether and, if so why, you believe there may be some question as to the legality of your agreement(s) with Xinsheng. Please explain.

<u>We Do Not Own Any Patents Related To Our Products, page 6</u>

9. Please revise this risk factor to include the supplemental information provided in your response to prior comment 20. Note that the revised risk factor should clearly state, if true, that you believe applying for patents involves risk because the PRC does not provide sufficient enforcement against infringement upon intellectual property.

<u>PRC Laws and Regulations Governing Our Current Business…, page 6</u>

10. We note your response to prior comment 21. Please revise to clarify your statement that "[t]he PRC legal system does not have the same level of transparency as in the United States."

The Recent Economic Downturn…, page 7

11. We note your response to prior comment 22. Please revise, where you deem appropriate, to clarify, if true, that although appreciation of the RMB is an inflationary factor that may adversely affect Chinese farmers, appreciation of the RMB positively impacts your cash position. Please also consider discussing the net effect of these differing reactions to currency appreciation.

PRC Governmental Control of Currency Conversion May Affect . . ., page 7

12. We note your response to prior comment 23. Please revise to disclose what factors are used by SAFE in their decision to approve or disapprove the application.

13. Please expand this risk factor or the risk factor entitled "We Are Not Likely To Pay Cash Dividends…" or, alternatively, add a new risk factor, to more directly discuss the effect of PRC governmental control, including SAFE regulations, on the remittance of dividends to your shareholders.

Description of Business, page 9

14. We note your response to prior comment 25 and reissue in part. Please revise to provide disclosure with respect to Xinsheng's past affiliation with the China Zhongguancun & Equity Exchange, including the circumstances related to its delisting.

Company History, page 9

15. Please disclose the exemption you relied upon in connection with the Xinsheng transaction on April 22, 2006.

Our Organic Biochemical Agricultural Application Products, page 10

16. Please supplementally provide us copies of the field trial reports referenced in your response to prior comment 26.

Government Regulation, page 12

17. We note your response to prior comment 30. You state in the second paragraph in this section that certificates for three of your products are automatically convertible into permanent certificates after three years. In the next sentence, however, you state that you will seek permanent certificates once eligible. Please revise to reconcile this apparent inconsistency to clarify whether the certificates are automatically convertible or if another application process is necessary.

18. We note that the government has established standards for three of your products. Rather than listing only the product names (i.e., your brand names), please also disclose the three applicable product categories established by the government.

China Green Food Development Center…, page 13

19. In your response to prior comment 31, you indicate that AA rated crops must meet certain testing requirements, including requirements related to soil. You also state that although your products are not themselves subject to rating, farmers would not use your products if the crops did not satisfy the AA ratings criteria. Please revise to discuss the costs of your compliance with the government's "AA standard."

Competition, page 13

20. We note your revisions in response to prior comment 32 and 33. Please revise to further explain the proprietary nature of your products given that the ingredients and their percentages are provided on the packaging. To the extent that you consider your blending methods proprietary, please generally discuss what makes those methods proprietary. Alternatively, revise the registration statement to remove reference to the "proprietary" aspects of your product.

Private Placement of Convertible Notes and Warrants, page 19

21. We note your response to prior comment 35. We also note your disclosure on page 19 that the notes were issued on September 29, 2010. However, it is still unclear when this private placement was completed. Elsewhere in the filing, for instance, on page 4, you disclose that the offering was completed in January of 2009. Please explain and revise the filing to provide consistent disclosure.

Liquidated Damages, page 25

22. Please insert here the date upon which the liquidated damages provision is triggered, causing you to pay interest on the outstanding amounts. See also comment 5.

Relationships/Arrangements between the Company and Selling Shareholders During the Past Three Years, page 27

23. We note your response to prior comment 40. We also note that in your response to comment 44 of the staff's comment letter dated March 12, 2009, you stated that you considered "the particular facts and circumstances of the relationship between the Company and each of JAG Multi Investment and Keith Guenther." Please

describe the facts and circumstances considered and apply your legal analysis to such facts and circumstances.

24. Please disclose whether the Business Advisory Agreement between you and Legend Merchant Group was renewed following the expiration of the six-month term agreed upon and noted in the second paragraph of the agreement. If it was renewed, please provide the renewal agreement as an exhibit.

25. Please disclose whether the Placement Agent Agreement between you and Legend Merchant Group was entered into in connection with the Business Advisory Agreement or was, alternatively, an entirely separate agreement agreed to following the expiration of the Business Advisory Agreement.

26. Please disclose whether Legend Merchant Group has exercised its warrants for 100,000 shares that you provided as consideration for your Business Advisory Agreement.

Summary Compensation Table, page 31

27. Please revise to either add the footnotes referenced in the summary compensation table regarding your two named executive officers or, if placed there in error, delete them.

Compensation Discussion and Analysis, page 31

28. We note your response to prior comment 42. Please revise to disclose whether any of your current employment arrangements are considered de facto employment contracts. If they are, please revise to disclose the termination provisions imputed into a de facto employment contract, including notice provisions and any payments that may be due upon termination.

Note 11 – Warrants, page F-14

29. We note your response to prior comment 46. It is unclear whether the registrant is certain that the beneficial ownership figures are correct. Please revise to confirm that the calculations are accurate. Note that the beneficial ownership table should reflect all shares that may be acquired (through exercise of outstanding warrants or otherwise) within sixty days.

Exhibit 10.4

30. Please refile this exhibit and include "Exhibit A," which is referred to on page 3 of the agreement.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

  Please contact Matthew Spitzer at (202) 551-3227 or me at (202) 551-3314 with any questions.

      Sincerely,

      Daniel Morris
      Attorney-Advisor

cc: Jeffrey Rinde, Esq.
   (*via facsimile*) *(212) 751-0928*